EX-99.1

Austral Pacific Secures Financing & Completes Arrowhead
Acquisition

Wellington, New Zealand -December 22, 2006 -/PRNewswire/ - Austral Pacific
Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd (“Austral Pacific”) announced today that, through its wholly-owned subsidiary Austral Pacific Energy (NZ) Limited, it has secured a US$23 million loan facility and that it has completed the acquisition of Arrowhead Energy Limited (“Arrowhead”).

The loan facility is for a term of 4 years at commercial lending rates. The loan is being arranged and underwritten by Investec Bank (Australia) Limited. Under the terms of the loan, Austral Pacific has agreed, subject to stock exchange approvals expected in the ordinary course, to issue Investec 2.5 million common share purchase warrants. The warrants will be exercisable for 24 months at a price of US$2.11 per common share. McDouall Stuart Corporate Finance Limited and Simpson Grierson acted as financial and legal advisors to Austral Pacific.

The principal purposes of the loan facility are to fund the acquisition of Arrowhead and to meet ongoing costs associated with the development of the Cheal oil field.

In an earlier release dated 11th October 2006, Austral Pacific announced that it had signed a heads of agreement to acquire all the shares of Arrowhead, a small, privately held, New Zealand oil and gas exploration and production company, for net NZ$17 million (US$11.0 million). Austral Pacific now confirms that this acquisition has been completed.

Austral Pacific Chief Executive Officer Rick Webber said, “I am delighted to be able to make this announcement today. Securing the loan facility with Investec represents another milestone for our company. Not only does it provide funding for the completion of the Arrowhead deal, but it also means that we are fully funded through to the completion of the Cheal oil field development in the second quarter of 2007.”

Mr Webber noted that the Arrowhead acquisition was of strategic importance to the company. “Arrowhead Energy Limited is now a wholly-owned subsidiary. The upshot is that Austral Pacific’s share in the cornerstone Cheal oil field development has risen from 36.5 per cent to 69.5 per cent while our share in the Kahili gas/condensate field has risen from 60 per cent to 85 per cent. This acquisition effectively doubles the resource base of the Company leading to an overall strengthening of the Company’s value and balance sheet going forward.”

Web site:	www.austral-pacific.com
Email:	ir@austral-pacific.com
Phone:	Rick Webber, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.
See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

Austral Pacific Energy Ltd. 40 Johnston Street Wellington New Zealand

Item 2.	Date of Material Change

On or about December 22, 2006

Item 3.	Press Release

December 22, 2006 Wellington, New Zealand

Item 4.	Summary of Material Change

Austral Pacific Secures Financing & Completes Arrowhead Acquisition

Wellington, New Zealand -December 22, 2006 -/PRNewswire/ - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd (“Austral Pacific”) announced today that, through its wholly-owned subsidiary Austral Pacific Energy (NZ) Limited, it has secured a US$23 million loan facility and that it has completed the acquisition of Arrowhead Energy Limited (“Arrowhead”).

The loan facility is for a term of 4 years at commercial lending rates. The loan is being arranged and underwritten by Investec Bank (Australia) Limited. Under the terms of the loan, Austral Pacific has agreed, subject to stock exchange approvals expected in the ordinary course, to issue Investec 2.5 million common share purchase warrants. The warrants will be exercisable for 24 months at a price of US$2.11 per common share. McDouall Stuart Corporate Finance Limited and Simpson Grierson acted as financial and legal advisors to Austral Pacific.

The principal purposes of the loan facility are to fund the acquisition of Arrowhead and to meet ongoing costs associated with the development of the Cheal oil field.

In an earlier release dated 11th October 2006, Austral Pacific announced that it had signed a heads of agreement to acquire all the shares of Arrowhead, a small, privately held, New Zealand oil and gas exploration and production company, for net NZ$17 million (US$11.0 million). Austral Pacific now confirms that this acquisition has been completed.

Item 5.	Full Description of Material Change

Austral Pacific Secures Financing & Completes Arrowhead Acquisition

Wellington, New Zealand -December 22, 2006 -/PRNewswire/ - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd (“Austral Pacific”) announced today that, through its wholly-owned subsidiary Austral Pacific Energy (NZ) Limited, it has secured a US$23 million loan facility and that it has completed the acquisition of Arrowhead Energy Limited (“Arrowhead”).

The loan facility is for a term of 4 years at commercial lending rates. The loan is being arranged and underwritten by Investec Bank (Australia) Limited. Under the terms of the loan, Austral Pacific has agreed, subject to stock exchange approvals expected in the ordinary course, to issue Investec 2.5 million common share purchase warrants. The warrants will be exercisable for 24 months at a price of US$2.11 per common share. McDouall Stuart Corporate Finance Limited and Simpson Grierson acted as financial and legal advisors to Austral Pacific.

The principal purposes of the loan facility are to fund the acquisition of Arrowhead and to meet ongoing costs associated with the development of the Cheal oil field.

In an earlier release dated 11th October 2006, Austral Pacific announced that it had signed a heads of agreement to acquire all the shares of Arrowhead, a small, privately held, New Zealand oil and gas exploration and production company, for net NZ$17 million (US$11.0 million). Austral Pacific now confirms that this acquisition has been completed.

Austral Pacific Chief Executive Officer Rick Webber said, “I am delighted to be able to make this announcement today. Securing the loan facility with Investec represents another milestone for our company. Not only does it provide funding for the completion of the Arrowhead deal, but it also means that we are fully funded through to the completion of the Cheal oil field development in the second quarter of 2007.”

Mr Webber noted that the Arrowhead acquisition was of strategic importance to the company. “Arrowhead Energy Limited is now a wholly-owned subsidiary. The upshot is that Austral Pacific’s share in the cornerstone Cheal oil field development has risen from 36.5 per cent to 69.5 per cent while our share in the Kahili gas/condensate field has risen from 60 per cent to 85 per cent. This acquisition effectively doubles the resource base of the Company leading to an overall strengthening of the Company’s value and balance sheet going forward.”

Item 6.	Reliance on Section 85(2) of the Act N/A

Item 7.	Omitted Information None

Item 8.	Senior Officers Rick Webber, President and Chief Executive Officer

Item 9.	Statement of Senior Officer The foregoing accurately discloses the material change referred to herein.

December 22, 2006	“R E Webber” ______________________________________ Rick Webber, President/Chief Executive Officer Place of Declaration: Wellington, New Zealand